One Chase Manhattan Plaza New York, New York 10005 T 212.859.7000
www.assurant.com

July 31, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Assurant, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 20, 2013

File No. 001-31978

Dear Mr. Rosenberg:

Thank you for your letter, dated July 22, 2013, regarding our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). Your comments and our responses thereto are set forth below.

*    *    *    *

Comment 1:

Notes to Consolidated Financial Statements

7. Income Taxes, page F-40

1.	Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Response to Comment 1:

The Company informs the Staff that, in accordance with Rule 4-08(h) of Regulation S-X, the Company will include tabular disclosure substantially in the form set forth below in the Income Tax footnote of our subsequent annual reports on Form 10-K, beginning with our December 31, 2013 Form 10-K:

Years Ended December 31,
	201X		201X		201X
Pre-tax income
Domestic	$	XXX	$	XXX	$	XXX
Foreign		XXX		XXX		XXX
Total pre-tax income	$	XXX	$	XXX	$	XXX

Comment 2:

19. Statutory Information, page F-62

2.	Please provide us proposed disclosure to be included in future periodic filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity’s statutory capital and surplus, or state that such amount is not significant. Refer to ASC 944-505-1b.

Response to Comment 2:

The Company informs the Staff that, in accordance with ASC 944-505-1b, the Company will include disclosure substantially in the form set forth below in the Statutory Information footnote of our subsequent annual reports on Form 10-K, beginning with our December 31, 2013 Form 10-K:

“State regulators require insurance companies to meet minimum capitalization standards designed to ensure that they can fulfill obligations to policyholders. Minimum capital requirements are expressed as a ratio of a company’s total adjusted capital (“TAC”) to its risk-based capital (“RBC”) (the “RBC Ratio”). TAC is equal to statutory surplus adjusted to exclude certain statutory liabilities. RBC is calculated by applying specified factors to various asset, premium, expense, liability and reserve items.

“Generally, if a company’s RBC Ratio is below 100% (the “Authorized Control Level”), the insurance commissioner of the company’s state of domicile is authorized to take control of the company, to protect the interests of policyholders. If the RBC Ratio is greater than 100% but less than 200% (the “Company Action Level”), the company must submit a RBC plan to the commissioner of the state of domicile. Corrective actions may also be required if the RBC Ratio is greater than the Company Action Level but the company fails certain trend tests.

“As of December 31, 20XX, the TAC of each of our insurance subsidiaries exceeded the Company Action Level and no trend tests that would require regulatory action were violated. As of December 31 20XX, the TAC of our life and health entities subject to RBC requirements was XXX. The corresponding Authorized Control Level was YYY. As of December 31 20XX, the TAC of our P&C entities subject to RBC requirements was XXX. The corresponding Authorized Control Level was YYY.”

Comment 3:

24. Commitments and Contingencies, page F-78

3.	Please provide proposed revisions to your disclosure to be included in future periodic filings that comply with ASC 450-20-50-4b.

Response to Comment 3:

The Company informs the Staff that, in our periodic filings, in accordance with ASC 450-20-50-4b, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 is not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, we will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.

The Company has included the following revised disclosure in the third paragraph of the Commitments and Contingencies footnote included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 (page 42, note 13):

“As previously disclosed, the Company is involved in a variety of litigation relating to its current and past business operations and may from time to time become involved in other such actions. In particular, the Company is a defendant in class actions in a number of jurisdictions regarding its lender-placed insurance programs. These cases allege a variety of claims under a number of legal theories. The plaintiffs seek premium refunds and other relief. The Company has accrued an estimated loss for this litigation.

“The possible loss or range of loss resulting from such litigation, if any, in excess of the amounts accrued is inherently unpredictable and involves significant uncertainty. Consequently, no estimate can be made of any possible loss or range of loss in excess of the above-mentioned accrual.”

*    *    *    *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss any of our responses, please contact me at (212) 859-7191, John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209, or Stephen Gauster, the Company’s Chief Corporate Counsel, at (212) 859-7025.

Very truly yours,

/s/ Michael J. Peninger
Michael J. Peninger
Executive Vice President and Chief Financial Officer

3